DUNN RUSH & CO. LLC

FINANCIAL STATEMENT WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

December 31, 2023

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-68293

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Dunn Rush & Co. LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

75 Federal Street, 21st Floor
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Greg Rush	617-451-0001	grush@dunnrush.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Rolleri & Sheppard CPAS, LLP
(Name – if individual, state last, first, and middle name)

2150 Post Road, 5th Floor	Fairfield	CT	06824
(Address)	(City)	(State)	(Zip Code)

03/04/2009	3437
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Greg Rush_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Dunn Rush & Co. LLC_____, as of __December 31_____, 2 _023_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



ERIC LIPA
Notary Public
Commonwealth of Massachusetts
My Commission Expires
November 25, 2027

Signature: _____

Title:
Member _____

Notary Public *Eric Lipa*

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TABLE OF CONTENTS



Rolleri & Sheppard CPAS, LLP
Ryan C. Sheppard, CPA, CFF, Managing Partner
John M. Rolleri, CPA, CFE, Senior Partner
Jayme L. White, CPA, Partner

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
  of Dunn Rush & Co. LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Dunn Rush & Co. LLC as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Dunn Rush & Co. LLC as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Dunn Rush & Co. LLC's management. Our responsibility is to express an opinion on Dunn Rush & Co. LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Dunn Rush & Co. LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

R & S CPAS, LLP

Rolleri & Sheppard CPAS, LLP

We have served as Dunn Rush & Co. LLC's auditor since 2016.
Fairfield, Connecticut
February 21, 2024

2150 Post Road, 5th Floor • Fairfield, CT 06824
p:203.259.2727 • f:203.256.2727 www.rollerisheppardcpas.com

American Institute of Certified Public Accountants • Connecticut Society of Certified Public Accountants
Public Company Accounting Oversight Board • New York State Society of Certified Public Accountants • Massachusetts Society of CPAs

DUNN RUSH & CO., LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2023

ASSETS

Cash	$	317,156
Pass through entity tax refund receivable		40,000
Prepaid expenses		44,641
Deposits		42,595
Property and equipment, net of accumulated depreciation of $23,832		82,190
Right-of-use asset		613,146
	$	1,139,728

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$	90,664
Deferred revenue		25,000
Lease liability		674,174
		789,838
Members' equity		349,890
	$	1,139,728

See report of independent registered public accounting firm and notes to financial statement.

DUNN RUSH & CO. LLC

NOTES TO FINANCIAL STATEMENT
December 31, 2023
(See Report of Independent Registered Public Accounting Firm)

Note 1   **Organization and nature of business**

Dunn Rush & Co. LLC (the "Company") was formed in 2009 and is a Massachusetts limited liability company. The Company offers merger and acquisition, financial advisory, and private placement services in accordance with the management agreement with the Financial Industry Regulatory Authority ("FINRA"). The Company is a registered broker dealer under the Securities Exchange Act of 1934 and is a member of FINRA and the Securities Investor Protection Corporation ("SIPC").

All member units are restricted from transfer, unless transferred to permitted transferee's as defined in the agreement, without the Company and members being offered the first right to repurchase the units. If the Company and the other members do not exercise their right, the units may be sold to a bona fide third party.

Note 2   **Summary of significant accounting policies**

Basis of presentation
The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Liquidity
The Company does not have sufficient liquidity to meet its anticipated obligations over the next year from the date of the issuance of these financial statements. In connection with the Company's assessment of going concern considerations in accordance with FASB's Accounting Standards Update ("ASU") 2014-15, "Disclosures of Uncertainties about an Entity's Ability to Continue as a Going Concern," management has determined that the Company has access to funds from the Managing Member that are sufficient to fund the working capital needs of the Company through one year from the date of the issuance of these financial statements.

Allowance for credit losses
In June 2016, the FASB issued guidance (FASB ASC 326) which significantly changed how entities will measure credit losses for most financial assets and certain other instruments that aren't measured at fair value through net income. The most significant change in this standard is a shift from the incurred loss model to the expected loss model. Under the standard, disclosures are required to provide users of the financial statements with useful information in analyzing an entity's exposure to credit risk and the measurement of credit losses. Financial assets held by the Company that are subject to the guidance in FASB ASC 326 were trade accounts.

We adopted the standard effective January 1, 2023. The impact of the adoption was not considered material to the financial statements and primarily resulted in new/enhanced disclosures only.

Note 2   **Summary of significant accounting policies (continued)**

Revenue recognition

The Company adheres to the guidance under ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Revenue from contracts with customers includes fees from investment banking and financial advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue from investment banking success fees are generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction).

Revenue from financial advisory retainer fees are generally recognized over time in which the performance obligations are simultaneously provided by the Company and consumed by the customer.

Revenue from financial advisory valuation fees are generally recognized at the point in time that performance under the arrangement is completed. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2023, contract liabilities were $25,000. Disaggregation can be found on statement of operations for the year ended December 31, 2023. For the year ended December 31, 2023, $54,167 of deferred revenue was recognized as revenue.

NOTES TO FINANCIAL STATEMENT (CONTINUED)
December 31, 2023
(See Report of Independent Registered Public Accounting Firm)

Note 2   **Summary of significant accounting policies (continued)**

Income taxes
The members of the Company have elected to have the Company taxed as a partnership for income tax purposes. Accordingly, the Company is not subject to federal or state income taxes. All taxable income/loss and tax credits are reflected on the income tax returns of the members.

Income tax positions
The Financial Accounting Standards Board ("FASB") has issued a standard that clarifies the accounting and recognition of income tax positions taken or expected to be taken in the Company's income tax returns. The Company has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates.   The Company believes that income tax positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse affect on the Company's financial condition, results of operations or cash flows. Accordingly, the Company has not recorded any reserves or related accruals for interest and penalties for uncertain income tax positions.

If the Company incurs interest or penalties as a result of unrecognized tax positions the policy is to classify interest accrued with interest expense and penalties thereon with operating expenses. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Fair value of financial instruments
The carrying amounts of financial instruments, including cash, prepaid expenses, deposits, and accounts payable and accrued expenses, approximates fair value due to the short term maturities of these assets and liabilities.

Accounts receivable
The Company records account receivable at cost.

Use of estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Advertising
The Company expenses the cost of advertising as it is incurred. Advertising expense amounted to $12,943 for the year ended December 31, 2023.

Note 2   **Summary of significant accounting policies (continued)**

Property and equipment
Property and equipment is stated at cost. Depreciation is calculated on the straight-line method over the estimated useful life of the related asset.

Description	Estimated Useful Life
Property and equipment	5-7 years

Depreciation expense amounted to $20,704 for the year ended December 31, 2023.

Subsequent events
The Company has evaluated subsequent events through February 21, 2024, which is the date the financial statements were available to be issued.

Note 3   **Net capital requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2023 the Company's net capital was $140,464 which was $128,685 in excess of its required net capital of $11,779. The Company's aggregate indebtedness to net capital was 1.26 to 1.

Note 4   **Concentrations**

Customers
For the year ended December 31, 2023, two customers represented 81% of the Company's revenue.

Cash
The Company maintains its cash at financial institutions in bank deposits, which may exceed federally-insured limits. The Company has not experienced any losses in such accounts and the Company believes it is not exposed to any significant risk with respect to cash. Bank balances in excess of FDIC limits is $67,156.

Note 5   **Leases Commitments**

The Company adheres to ASC-842 – Accounting for leases. The Company has recorded lease liability for the present value of the future lease payments, using a discount rate of 6% which is the Company's estimated incremental borrowing rate for loans with similar terms. A right-of-use asset has been recorded in the amount of the lease liability. Lease costs are being recognized on a straight-line basis over the term of the lease. Cash paid for amounts included in the measurement of operating leases was $63,360.

DUNN RUSH & CO. LLC

NOTES TO FINANCIAL STATEMENT (CONTINUED)
December 31, 2023
(See Report of Independent Registered Public Accounting Firm)

Note 5   **Leases Commitments (continued)**

Weighted average remaining lease term	6.0 years
Weighted average discount rate	6.0%

Future lease payments under a non-cancellable operating leases with initial terms in excess of one year are as follows:

2024	$ 127,987
2025	130,547
2026	133,158
2028	135,821
2028	138,537
Thereafter	141,308
Total future lease payments	807,358
Less imputed interest	(133,184)
Present value of lease liability	$ 674,174

Rent expense was $130,808 for the year ended December 31, 2023.

Note 6   **Commitments and Contingencies**

The Company does not have any commitments, guarantees or contingencies including arbitration or other litigation claims that may result in a loss or future obligation. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

Note 7   **Exemption from Rule 15c3-3**

The Company amended its membership agreement with FINRA on October 6, 2020 and will not claim exemption from the provisions of Rule 15c3-3 of the SEC, in reliance on footnote 74 to SEC Release 34-70073.

Note 8   **Defined Contribution Retirement Plan**

In 2016 the Company adopted a defined contribution plan. The plan is a 401K/profit sharing plan and is eligible to all employees and members of the Company meeting certain eligibility. Eligible employees can elect to defer a portion of their salary or guaranteed payment to the 401k plan, while the Company can contribute a discretionary amount for profit sharing. For the year ended December 31, 2023, the Company contributed $46,750 to the plan.

Note 9   **Defined Benefit Pension Plan**

On December 29, 2016 the Company adopted a defined benefit pension plan (the Plan) with an effective date of January 1, 2016. The Plan covers all employees and members of the Company meeting certain eligibility requirements. As of December 31, 2022 one employee and the two members of the Company met the criteria for eligibility. The Company's funding policy is to contribute an amount equal to or greater than the minimum funding requirements of the Employee Retirement Income Security Act of 1974, as determined under actuarial assumptions based upon percentage of payroll or self-employment income costs. The contributed amounts will not exceed the maximum tax deductible limit. The Plan will invest primarily in publicly traded securities including equities and fixed income instruments. Total plan assets at December 31, 2023 was $2,205,753. All plan assets are invested in level 1 securities. These securities use a valuation methodology that provides for adjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access. The amount funded for the year ended December 31, 2023 is $30,000. The Company froze the funding status of the plan for the year ended December 31, 2023. The Company's share of the actuarially determined projected benefit obligation at December 31, 2023 is $2,082,781 and the accumulated benefit obligation is $2,082,781. This is based upon end of year valuations.

These amounts were calculated using the following assumptions:

Pre-retirement interest rate	5%
Post retirement interest rate	5%

The total benefits payable as monthly annuities are expected to be as follows:

From 2024 through 2027	$428,279
From 2028 through 2033	$783,501
Lump sum payments at 2024	$1,090,924

Note 10   **Risk and uncertainties**

The Company has evaluated subsequent events through the date at which these financial statements were available to be issued and determined there have not been any events that have occurred that would require adjustments to or disclosure in the financial statements.